Filed Pursuant To Rule 433

Registration No. 333-180974

January 7, 2014

Gold ETF Providers Confident In Silver Lining

By Jackie Noblett

Posted on ft.com

December 30, 2013

Gold exchange traded funds lost their lustre in 2013 as the metal sank in value and billions of dollars exited the products, but providers say their message about the long-term benefits of holding the metal remains sound.

While outflows from gold ETFs have been significant this year, many expect the outflows to moderate with much of the speculative and trader money already gone.

“It’s been a hard year for the story, but we have a sense that most of the clients understand the gold story,” says Mike McGlone, director of US research at ETF Securities. “We fully expect to have good years and bad years. This is just not the year to get a lot of exciting press on gold.”

This year was a particularly miserable one.

The SPDR Gold ETF, or GLD, has seen more than $24bn leave the fund in 2013, the biggest outflow of any ETF year-to-date through December 23, according to IndexUniverse data. The smaller iShares Gold Trust has seen $2.3bn exit the product, the ninth-largest outflow for ETFs year-to-date.

SPDR Gold held $31.2bn in assets under management as of December 23, while iShares Gold Trust had $6.4bn.

Overall, precious metals ETFs — including silver, platinum and palladium — saw net outflows of $25.6bn through November, according to Morningstar. Products in the category held about $51bn.

“This is a love/hate asset class,” says David Mazza, head of ETF investment strategy for State Street Global Advisors, which markets the SPDR Gold ETF on behalf of the World Gold Council.

“There are investors out there that have very strong opinions on [gold], and especially when it is in a vehicle as liquid and transparent as an ETF, that is where a lot of the great conversation can occur.”

But SSgA and others are hoping investors will look at gold and gold ETFs less as a trading vehicle and more as a long-term or strategic holding like other ETF investments.

“We’re now in a place where investors are really beginning to assess the role that GLD as an ETF can play in a portfolio alongside other investments,” Mr Mazza says.

To be sure, ETFs benefited significantly from the rise in gold prices, from $850 an ounce in early 2009 to more than $1,800 an ounce in August and September of 2011. Gold ETFs were marketed to investors and advisors as a somewhat easier way to access the asset compared with buying gold coins or bullion.

But the spectre of the Federal Reserve’s buying fewer bonds resulted in a drop in prices this year to about $1,200 from nearly $1,700 in early January. Assets moved quickly out of gold ETFs.

One of the main investment cases for gold is portfolio insurance, “but the demand for portfolio insurance has dropped off this year,” says Will Rhind, managing director of institutional investment at the World Gold Council. “A lot of people have rebalanced their portfolios and lightened up on their gold holdings.”

Yet the World Gold Council is working with SSgA to highlight gold’s other benefits for investors, namely protecting purchasing power over the long term and diversification from traditional asset classes, Mr Rhind says.

With equity markets rising so quickly, “this is precisely the time to force home the message of thinking about gold as an investment for all seasons,” he says.

Indeed, the fundamentals for gold investing are strong, Mr Mazza of SSgA says, and are the foundation of the firm’s message on gold. While western investors have been selling gold, demand from Asian investors continues to grow, and the jewelry market creates a separate market for the commodity.

ETF Securities is articulating its message of the value not just of gold but of precious metals overall, Mr McGlone says. The firm is seeing allocations move from its gold ETFs to its precious metal basket product, which also invests in silver, platinum and palladium.

Yet even the outflows, which have cost SSgA and others millions of dollars in lost fee revenue, solidify the case for gold ETFs.

“Clearly when the price goes down… that’s a reduction in revenue, but the product does exactly what it should do,” Mr Rhind of the World Gold Council says. “The ETF allows investors to buy gold easily, but at the same time you can also sell it.”

While flows may not indicate it, gold ETF providers say their message about gold ETFs as a way to access the commodity resonates with investors.

“We’ve heard from so many different clients that ETFs have such significant advantages” over other gold investments, says Dodd Kittsley, global head of ETP research at BlackRock.

Mr Kittsley says he believes the headwinds and the magnitude of outflows from gold ETPs should moderate as traders finish selling positions. “The remaining investors in a lot of the gold ETPs are there for more strategic, long-term positions.”

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.